EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated is set forth below. For purposes of calculating the ratios set forth below, earnings consist of net income from continuing operations from our consolidated statements of operations, as adjusted for fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of interest expense on operating leases we believe to be representative of the interest component of rent expense.

	Three Months Ended March 31, 2011	Years Ended December 31,
		2010	2009	2008	2007	2006
Earnings (loss):
Income (loss) before income tax	$3,518	$25,914	$6,169	$(27,528)	$(11,265)	$(47,910)
Fixed charges	2,232	8,829	8,333	6,537	239	239

Earnings	$5,750	$34,743	$14,502	$(20,991)	$(11,026)	$(47,671)

Fixed charges:
Interest expense	$1,667	$6,670	$6,676	$5,425	$—	$—
Estimate of the portion of interest expense on operating leases	565	2,159	1,657	1,112	239	239

Fixed charges	$2,232	$8,829	$8,333	$6,537	$239	$239

Earnings available (deficiency in earnings) to cover fixed charges	$3,518	$25,914	$6,169	$(27,528)	$(11,265)	$(47,910)

Ratio of earnings to fixed charges	2.6	3.9	1.7	(1)	(1)	(1)

(1)	Because of the deficiency in earnings to cover fixed charges, the ratio information is not applicable.